                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Key Energy Group, Inc.
                             ----------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    492914106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Richard A. Massman, Esq.
                           Fountain Place, 20th Floor
                               1445 Ross at Field
                              Dallas, Texas  75202
                                 (214) 978-8000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 4, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [x] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following pages(s))

                               Page 1 of 11 Pages
                        Exhibit Index located on page 9.

  CUSIP NO.    492914106                            Page   2   of   11  Pages
            -----------------                            -----    -----



--------------------------------------------------------------------------------
  1     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        RRH Corporation
--------------------------------------------------------------------------------
  2
        Check the Appropriate Box if a Member of a Group*          (a)      [ ]
                                                                   (b)      [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     Source of Funds*

                00 (See Item 3)
--------------------------------------------------------------------------------
  5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6     Citizenship or Place of Organization

                Delaware
--------------------------------------------------------------------------------
                               7    Sole Voting Power
          Number of                                       0
            Shares           ---------------------------------------------------
         Beneficially          8    Shared Voting Power
           Owned By                                       917,500
             Each            ---------------------------------------------------
          Reporting            9    Sole Dispositive Power
            Person                                        0
             With            ---------------------------------------------------
                               10   Shared Dispositive Power
                                                          917,500
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person

                       917,500
--------------------------------------------------------------------------------
  12    Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Shares*
                                                                            [ ]
--------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)

                       8.05%
--------------------------------------------------------------------------------
  14    Type of Reporting Person*

                       CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO.     492914106                           Page   3   of   11  Pages
            -----------------                            -----    -----



--------------------------------------------------------------------------------
  1     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Hunt Consolidated, Inc.
--------------------------------------------------------------------------------
  2
        Check the Appropriate Box if a Member of a Group*          (a)      [ ]
                                                                   (b)      [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     Source of Funds*

                       00 (See Item 3)
--------------------------------------------------------------------------------
  5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6     Citizenship or Place of Organization

                Delaware
--------------------------------------------------------------------------------
                               7    Sole Voting Power
          Number of                                       0
            Shares           ---------------------------------------------------
         Beneficially          8    Shared Voting Power
           Owned By                                       917,500
             Each            ---------------------------------------------------
          Reporting            9    Sole Dispositive Power
            Person                                        0
             With            ---------------------------------------------------
                               10   Shared Dispositive Power
                                                          917,500
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person

                       917,500
--------------------------------------------------------------------------------
  12    Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Shares*
                                                                            [ ]
--------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)

                       8.05%
--------------------------------------------------------------------------------
  14    Type of Reporting Person*

                       CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO.     492914106                          Page   4   of   11  Pages
            ----------------                            -----    -----


--------------------------------------------------------------------------------
  1     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Hunt Oil Company
--------------------------------------------------------------------------------
  2
        Check the Appropriate Box if a Member of a Group*          (a)      [ ]
                                                                   (b)      [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     Source of Funds*

                       00 (See Item 3)
--------------------------------------------------------------------------------
  5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6     Citizenship or Place of Organization

                Delaware
--------------------------------------------------------------------------------
                               7    Sole Voting Power
          Number of                                       0
            Shares           ---------------------------------------------------
         Beneficially          8    Shared Voting Power
           Owned By                                       917,500
             Each            ---------------------------------------------------
          Reporting            9    Sole Dispositive Power
            Person                                        0
             With            ---------------------------------------------------
                               10   Shared Dispositive Power
                                                          917,500
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person

                       917,500
--------------------------------------------------------------------------------
  12    Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Shares*
                                                                            [ ]
--------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)

                       8.05%
--------------------------------------------------------------------------------
  14    Type of Reporting Person*

                       CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP NO. 492914106                               Page   5   of   11  Pages
            -----------------                            -----    -----



--------------------------------------------------------------------------------
  1     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Loyal Trust No. 1
--------------------------------------------------------------------------------
  2
        Check the Appropriate Box if a Member of a Group*          (a)      [ ]
                                                                   (b)      [ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     Source of Funds*

                       00 (See Item 3)
--------------------------------------------------------------------------------
  5     Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
  6     Citizenship or Place of Organization

                Texas
--------------------------------------------------------------------------------
                               7    Sole Voting Power
          Number of                                       0
            Shares           ---------------------------------------------------
         Beneficially          8    Shared Voting Power
           Owned By                                       917,500
             Each            ---------------------------------------------------
          Reporting            9    Sole Dispositive Power
            Person                                        0
             With            ---------------------------------------------------
                               10   Shared Dispositive Power
                                                          917,500
--------------------------------------------------------------------------------
  11    Aggregate Amount Beneficially Owned by Each Reporting Person

                       917,500
--------------------------------------------------------------------------------
  12    Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Shares*
                                                                            [ ]
--------------------------------------------------------------------------------
  13    Percent of Class Represented by Amount in Row (11)

                       8.05%
--------------------------------------------------------------------------------
  14    Type of Reporting Person*

                       00 (See Item 2)
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.       Security and Issuer.

       The class of equity securities to which this Statement relates is the Common Stock, $.10 par value ("Key Common Stock"), of Key Energy Group, Inc., a Maryland corporation (the "Company"). The address of the principal executive offices of the Company is Two Tower Center, Tenth Floor, East Brunswick, New Jersey 08816.

Item 2.       Identity and Background.

       Hunt Oil Company, a Delaware corporation ("Hunt"), Hunt Consolidated, Inc., a Delaware corporation ("Consolidated"), RRH Corporation, a Delaware corporation ("RRH"), and Loyal Trust No. 1, a Texas private trust (the "Trust")
are filing this Statement.   The address of the principal place of business and
principal office of each of Hunt, Consolidated, RRH and Loyal is Fountain Place, 20th Floor, 1445 Ross at Field, Dallas, Texas 75202.

       (a)-(c), (f). Hunt is a private company principally engaged in the exploration for and development and production of oil and natural gas. Consolidated and RRH are private investment vehicles of the Hunt family. Loyal is a private trust that holds various investments, including voting common stock of RRH. The name; business address; present principal occupation or employment; and the name, principal business and address of each corporation or other organization in which such occupation or employment is conducted for each executive officer or director, each controlling person, and each executive officer or director of such controlling person of Hunt, Consolidated, RRH and Loyal are set forth on Schedule 1 hereto, which Schedule is incorporated herein by reference. All such persons are United States citizens.

       (d) and (e). Neither Hunt, Consolidated, RRH or Loyal, nor, to the best knowledge of Hunt, Consolidated, RRH or Loyal, any of the persons listed on
Schedule 1 attached hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

       Hunt all of the acquired 917,500 shares of Key Common Stock (the "Shares") it currently holds pursuant to the terms of that certain Plan and Agreement of Merger among the Company, WellTech Eastern, Inc. ("WellTech"), Hunt and Brooks Well Servicing, Inc. ("Brooks"), dated as of November 22, 1996
(the "Merger Agreement").   Brooks was a wholly-owned subsidiary of Hunt.
Pursuant to the terms of the Merger Agreement, Brooks was merged with and into Well Tech, a wholly-owned subsidiary of the Company, and WellTech was the surviving corporation. At the effective time of the merger of Brooks with and into WellTech, the 167 shares of capital stock of Brooks held by Hunt were converted into 917,500 shares of Key Common Stock.

Item 4.       Purpose of Transaction.

       Hunt acquired the Shares pursuant to the terms of the Merger Agreement and is holding them for investment purposes.

Item 5.       Interest in the Securities of the Issuer.

       (a)(b) Hunt holds 917,500 shares of Key Common Stock directly. Loyal, RRH and Consolidated may be deemed to share dispositive and voting power with Hunt with respect to such shares and therefore each may be deemed to own beneficially the shares which Hunt beneficially owns.

       On the basis of information supplied to Hunt by the Company, the Company has 11,398,029 issued and outstanding shares of Key Common Stock. On the basis of such disclosure, Hunt beneficially owns 8.05% of the issued and outstanding shares of Common Stock.

       (c) Except as set forth herein, neither Hunt nor any person named in response to Item 2 (including those persons named in Schedule 1 attached hereto) has engaged in any transaction with respect to the Key Common Stock during the past 60 days.

       (d)    None.

       (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

       None.

                                   SIGNATURE

       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 13, 1996                  HUNT OIL COMPANY, a Delaware
                                         corporation



                                         By:     /s/ Gary T. Hurford
                                            ------------------------------------
                                         Name: Gary T. Hurford
                                         Title: President


Date: December 13, 1996                  HUNT CONSOLIDATED, INC., a Delaware
                                         corporation



                                         By:     /s/ Richard A. Massman
                                            ------------------------------------
                                         Name: Richard A. Massman
                                         Title: Senior Vice President, General
                                                Counsel and Secretary

Date: December 13, 1996                  RRH CORPORATION, a Delaware
                                         corporation



                                         By:     /s/ Richard A. Massman
                                            ------------------------------------
                                         Name: Richard A. Massman
                                         Title: Senior Vice President, General
                                                Counsel and Secretary


                                         LOYAL TRUST NO. 1, a Texas private
                                         trust



Date: December 13, 1996                  By:     /s/ Richard A. Massman
                                            ------------------------------------
                                            Richard A. Massman, Attorney-in-Fact

                                   SCHEDULE 1

          CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICERS
                  AND CONTROLLING PERSONS OF HUNT OIL COMPANY,
                  HUNT CONSOLIDATED, INC., AND RRH CORPORATION

 1.      HUNT OIL COMPANY


            Name and Position                       Business Address                       Present Occupation
            -----------------                       ----------------                       ------------------
 Ray L. Hunt                               1445 Ross at Field, 17th Floor       President and Chief Executive Officer
 Director, Chairman and CEO                Dallas, Texas  75202                 of HCI and the parent company for
                                                                                several operating businesses

 Gary T. Hurford                           1445 Ross at Field, 17th Floor       *
 Director and President                    Dallas, Texas  75202

 James B. Jennings                         1445 Ross at Field, 17th Floor       *
 Director, and Executive President         Dallas, Texas  75202

 Thomas E. Meurer                          1445 Ross at Field, 17th Floor       *
 Director and Senior Vice                  Dallas, Texas  75202
 President-Administration

 Donald F. Robillard, Jr.                  1445 Ross at Field, 17th Floor       *
 Director and Senior                       Dallas, Texas  75202
 Vice President-Finance

 John R. Scott                             1445 Ross at Field, 17th Floor       *
 Director, Vice President, Secretary       Dallas, Texas  75202
 and General Counsel

 George W. Slaughter                       1445 Ross at Field, 17th Floor       *
 Senior Vice President-Production          Dallas, Texas  75202

 Michael M. Cobb                           1445 Ross at Field, 17th Floor       *
 Senior Vice President-Production          Dallas, Texas  75202

 Ian D. Maycoch                            1445 Ross at Field, 17th Floor       *
 Senior Vice President-Exploration         Dallas, Texas  75202

 Carl Boetticher                           1445 Ross at Field, 17th Floor       *
 Vice President-Tax                        Dallas, Texas  75202

 Harry M. Dombroski                        1445 Ross at Field, 17th Floor       *
 Vice President and Treasurer              Dallas, Texas  75202

 Arie C. Britt                             1445 Ross at Field, 17th Floor       *
 Vice President-Oil and Gas Marketing      Dallas, Texas  75202

 E. Anthony Copp                           1445 Ross at Field, 17th Floor       *
 Vice President-Corporate Finance          Dallas, Texas  75202

 Thomas J. Cwikla                          1445 Ross at Field, 17th Floor       *
 Vice President-Exploration                Dallas, Texas  75202

 William J. Furr                           1445 Ross at Field, 17th Floor       *
 Vice President-Drilling                   Dallas, Texas  75202

 Charles A. Mills                          1445 Ross at Field, 17th Floor       *
 Vice President-Human Resources            Dallas, Texas  75202

 James C. Oberwetter                       1445 Ross at Field, 17th Floor       *
 Vice President-Public and                 Dallas, Texas  75202
 Governmental Affairs

 Max A. Perkins                            1445 Ross at Field, 17th Floor       *
 Vice President-Exploration                Dallas, Texas  75202

            Name and Position                       Business Address                       Present Occupation
            -----------------                       ----------------                       ------------------
 Thomas J. Reed                            1445 Ross at Field, 17th Floor       *
 Vice President                            Dallas, Texas  75202

 Jacquelyn Andrews                         1445 Ross at Field, 17th Floor       *
 Assistant Secretary and                   Dallas, Texas  75202
 Assistant Treasurer

 Gerald M. Bendo                           1445 Ross at Field, 17th Floor       *
 Assistant Secretary                       Dallas, Texas  75202

 Wayne Powell                              1445 Ross at Field, 17th Floor       *
 Corporate Controller                      Dallas, Texas  75202


 2.      HUNT CONSOLIDATED, INC.


            Name and Position                       Business Address                       Present Occupation
            -----------------                       ----------------                       ------------------
 Ray L. Hunt                               1445 Ross at Field, 17th Floor       President and Chief Executive Officer
 Director, Chairman, Chief Executive       Dallas, Texas 75202                  of Hunt Consolidated, Inc. ("HCI"), a
 Officer and President                                                          Delaware corporation and the parent
                                                                                company for several operating
                                                                                businesses

 Richard A. Massman                        1445 Ross at Field, 17th Floor       Senior Vice President and General
 Director, Senior Vice President,          Dallas, Texas 75202                  Counsel of HCI
 General Counsel and Secretary

 Mrs. H. L. Hunt                           1445 Ross at Field, 17th Floor       Senior Vice President of HCI
 Director, Senior Vice President           Dallas, Texas 75202
 J.D. Dell                                 1445 Ross at Field, 17th Floor       *
 Vice President and Tax Counsel            Dallas, Texas 75202



 3.      RRH CORPORATION


            Name and Position                       Business Address                       Present Occupation
            -----------------                       ----------------                       ------------------
 Ray L. Hunt                               1445 Ross at Field, 17th Floor       President and Chief Executive Officer
 Director, Chairman, Chief Executive       Dallas, Texas 75202                  of HCI and the parent company for
 Officer and President                                                          several operating businesses

 Richard A. Massman                        1445 Ross at Field, 17th Floor       Senior Vice President and General
 Director, Senior Vice President,          Dallas, Texas 75202                  Counsel of HCI
 General Counsel and Secretary
 Mrs. H. L. Hunt                           1445 Ross at Field, 17th Floor       Senior Vice President of HCI
 Director, Senior Vice President           Dallas, Texas 75202




---------------
* The present occupation of the indicated individual is set forth under the column entitled "Name and Position."

                                 EXHIBIT INDEX



EXHIBIT 24    Power of Attorney

EXHIBIT 99    Agreement to Report by and among Hunt Oil Company, Hunt
              Consolidated, Inc., RRH Corporation, and Loyal Trust No. 1